October 20, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of FedEx Corporation, guaranteed by Federal Express Corporation, FedEx Freight, Inc., FedEx Office and Print Services, Inc., Federal Express Europe, Inc., Federal Express Holdings S.A., LLC and Federal Express International, Inc., under the Exchange Act of 1934:

- 0.450% Notes due 2029
- 1.300% Notes due 2031
- 0.950% Notes due 2033

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com